82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026473

REGISTRANT'S NAME Sub Nigel Gold Mining

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1798   FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/26/02

82-1798

SUB NIGEL

GOLD MINING COMPANY LIMITED

Registration Number: 1984/006179/06
Share Code: SBN
ISIN Code: 0822326176

Annual report 2001

Approval of annual financial statements

The annual financial statements for the year ended 30 June 2001 were approved by the board of directors on 28 September 2001 and are signed on its behalf by:

LG Holmes	**DG Williams**
Chairman	*Chief Executive Officer*

REPORT OF THE INDEPENDENT AUDITORS

To the members of
Sub Nigel Gold Mining Company Limited

We have audited the annual financial statements of Sub Nigel Gold Mining Company Limited for the year ended 30 June 2001. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, these financial statements fairly present, in all material respects, the financial position of the company at 30 June 2001 and the results of its operations and cash flows for the year then ended, in accordance with generally accepted accounting practice, and in the manner required by the Companies Act.

Moores Rowland
Registered Accountants and Auditors
Chartered Accountants (SA)

Cape Town, 28 September 2001

DIRECTORS' REPORT

Nature of business and developments during the year

The company continued to operate on a care and maintenance basis during the year. The possible disposal of the mineral rights is still under consideration.

The directors have continued their investigation of possible alternative business opportunities for the company during the year. Despite market conditions not being favourable, the directors are confident that the resources sector still offers good business opportunities and have been aggressively exploring this sector. To this end HG Veldsman has rejoined the board of directors and we welcome his valued contributions. Promising discussions are currently in progress with various parties but have not reached a sufficiently advanced stage to warrant formal communication to the shareholders. Announcements will only be made in this regard should conclusive negotiations be entered into with these parties.

Dividends

No dividend was declared in respect of the year ended 30 June 2001, nor is one proposed (2000: R nil).

Share capital

44 631 492 ordinary shares of no par value remain in issue. Of these, 126 434 are held by the Sub Nigel Share Incentive Trust.

STRATE

In line with the developments of the JSE Securities Exchange South Africa the company has decided to dematerialise its share certificates and go on the STRATE system. The estimated cost to convert to STRATE will be in the region of R75 000. All shareholders will be required to relinquish their share certificates for dematerialisation prior to the introduction of the electronic settlement procedure (referred to as "STRATE") by the JSE. The date for dematerialisation has been set for 3 December 2001. We enclose herewith a circular from the company's Transfer Secretaries who will be dealing with the transformation on our behalf. The circular provides all the necessary information.

Directors

The following directors held office during the period under review:

Mr LG Holmes *(Chairman)*
Mr CA Jaffe
Mr MJ Betts *(resigned 31 January 2001)*
Mr P St G Glyn
Mr DG Williams
Mr HG Veldsman *(appointed 1 April 2001)*

In terms of the company's articles of association, Mr LG Holmes, Mr HG Veldsman and Mr P St G Glyn retire at the forthcoming annual general meeting and are eligible for re-election.

Directors' interests

As at the date of this report, the number of shares held both directly and indirectly by the directors amounted to 18 694 037.

Corporate governance

The company supports the principles of corporate governance and complied therewith to the extent considered appropriate, taking into account the limited activities of the company.

BALANCE SHEET
at 30 June 2001

	Notes	2001 R000	2000 R000
Assets			
Mining assets	3	**27 233**	27 267
Current assets		**747**	847
Accounts receivable		**12**	4
Cash at bank and on deposit		**735**	843
		27 980	28 114
Equity and liabilities			
Capital and reserves		**27 899**	28 064
Share capital	2	**22 440**	22 440
Non-distributable reserve		**4 793**	4 827
Distributable reserve		**666**	797
Current liabilities			
Accounts payable		**81**	50
		27 980	28 114

INCOME STATEMENT
for the year ended 30 June 2001

	Notes	2001 R000	2000 R000
Revenue		–	–
Expenditure	4	**(414)**	(331)
Operating loss		**(414)**	(331)
Investment income		**76**	110
Other income		**173**	–
Loss before taxation		**(165)**	(221)
Taxation	5	–	–
Loss after taxation		**(165)**	(221)
Loss per share (cents)		**(0,37)**	(0,50)
Headline loss per share (cents)		**(0,76)**	(0,50)
Number of shares in issue		**44 631 492**	44 631 492
Reconciliation of headline loss			
Loss attributable to shareholders		**(165)**	(221)
Insurance claim		**(173)**	–
Headline loss		**(338)**	(221)

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2001

	Stated capital	Non-distributable reserve	Distributable reserve
Balance at 1 July 1999	**22 440**	4 903	942
Net loss for the year	–	–	(221)
Reversal of income appropriated against expenditure on mining assets	–	(76)	76
Balance at 1 July 2000	**22 440**	4 827	797
Net loss for the year	–	–	(165)
Reversal of income appropriated against expenditure on mining assets	–	(34)	34
Balance at 30 June 2001	**22 440**	4 793	666

CASH FLOW STATEMENT

for the year ended 30 June 2001

	Notes	2001 R000	2000 R000
Cash utilised by operating activities		**(142)**	(240)
Cash utilised by operations	6	**(241)**	(331)
Investment income		**76**	110
Utilised to increase/(decrease) working capital	7	**23**	(19)
Cash utilised by operating activities		**(142)**	(240)
Finance costs		–	–
Cash retained from investing activities			
Net disposal of mining assets		**34**	76
Movement of cash and cash equivalents		**(108)**	(164)
Cash and cash equivalents at beginning of year		**843**	1 007
Cash and cash equivalents at end of year		**735**	843

NOTES TO THE FINANCIAL STATEMENTS

at 30 June 2001

1. Accounting policies

The annual financial statements incorporate the following principal accounting policies, which have been applied on a basis consistent with the previous year.

1.1 Basis of presentation

The annual financial statements are prepared on the historical cost basis of accounting.

1.2 Mining assets

In accordance with the accounting practice historically adopted by the mining industry in South Africa, the following policies are applied:

The company's mining assets are of a wasting nature. In order to recognise this, the company appropriates from income, within the lifetime of the operations, such amounts which, together with the stated capital and long-term liabilities of the company, at least equate to the expenditure on these assets. Income so appropriated is not, therefore, available for distribution to shareholders.

In pursuance of this policy, no account is taken of depreciation of these assets or the exhaustion of ore reserves. Normal replacement of assets is charged against revenue.

	2001	2000
	R000	R000
2. Share capital		
Authorised		
200 000 000 (2000: 200 000 000) ordinary shares of n o par value.		
Issued		
44 631 492 (2000: 44 631 492) ordinary shares of no par value – stated capital account	**22 440**	22 440

The unissued shares of the company are under the control of the directors, subject to sections 221 and 222 of the Companies Act, 1973, as amended, and to the rules and regulations of the JSE Securities Exchange South Africa.

In terms of the rules of the Sub Nigel Share Incentive Scheme, the directors have the right to offer shares, or grant options in respect of shares, to specified employees for a maximum aggregate of 698 333 shares in the company. No one employee is entitled to acquire in aggregate more than 200 000 shares.

	2001 R000	2000 R000
3. Mining assets		
Buildings, mining title, shafts and equipment and net expenditure capitalised.		
At cost less amounts recovered	**27 233**	27 267
4. Expenditure		
Included in net loss is the following:		
Auditors' remuneration	**9**	8
Directors' remuneration		
– for services as directors	**8**	8
5. Taxation		
The estimated tax loss available for set off against future taxable income amounts to approximately	**905**	965
In addition, unredeemed capital expenditure available for set off against future taxable income derived from mining operations at Sub Nigel amounts to approximately	**30 200**	29 994
6. Cash utilised by operations		
Net loss	**(165)**	(221)
Investment income	**(76)**	(110)
	(241)	(331)
7. Utilised to decrease/(increase) working capital		
Increase in accounts receivable	**(8)**	(3)
Increase/(Decrease) in accounts payable	**31**	(16)
	23	(19)

Notice to members

Notice is hereby given that the seventeenth annual general meeting of members of the company will be held at the registered office of the company, 302 Satbel Centre, 2 De Smidt Street, Green Point, Cape Town, on Thursday, 25 October 2001 at 10:00 for the following purposes:

1. To receive and adopt the annual financial statements of the company for the year ended 30 June 2001.

2. To elect directors in accordance with the provisions of the company's articles of association. The following retiring directors are eligible and offer themselves for re-election:

  2.1 LG Holmes
  2.2 HG Veldsman
  2.3 P St G Glyn

3. To place at the disposal of the directors all the unissued shares of the company until the next annual general meeting.

A member entitled to attend and vote at the meeting may appoint a proxy to attend, speak and vote (whether on a show of hands or on a poll) in his/her stead. A proxy need not be a member of the company.

A form of proxy may be obtained from the registered office of the company or its Transfer Secretaries. The attention of members is drawn to the fact that, to be effective, the completed proxy form must reach the office of the company's Transfer Secretaries not later than 24 hours before the scheduled time of the meeting.

By order of the board

Jacana Financial Services (Pty) Limited
Company Secretaries

28 September 20001

Transfer Secretaries
Mercantile Registrars Limited
11 Diagonal Street
Johannesburg, 2001

Registered Office
302 Satbel Centre
2 De Smidt Street
Green Point
Cape Town, 8001

02 FEB 25 AM 8:49

Now that shares are going electronic ...

choose the bank that's on the STRATE and narrow.

MERCANTILE SECURITIES BANKING

A division of Mercantile Bank Limited Reg. No. 1965/006706/06

What is **STRATE?**

- STRATE is an acronym for Share TRAnsactions Totally Electronic, a system which will convert current paper based share settlement on the JSE to electronic settlement.

- In the paper (share certificates) environment, the Transfer Secretary facilitates settlement of share trades by issuing new certificates and cancelling old ones to reflect changed ownership.

- The client of the Transfer Secretary is the Listed Company (Issuer) and, in addition to the above, manages the Issuer Register of Shareholders and executes Corporate Actions, Dividend Payments and other communications to these shareholders on behalf of the Issuers.

- The JSE and other financial institutes are currently introducing STRATE which does away with paper certificates and replaces them with electronic holdings held by Central Securities Depository Participants (CSDPs) on behalf of shareholders.

- Stockbrokers on the JSE will still execute trades as they do in the current paper environment.

- The CSDPs will transfer either shares or cash, on the instruction of the shareholder, via the STRATE settlement system called SAFIRES, to settle share trades.

- Phase One of STRATE started in October last year with the introduction of a single counter, Harmony Gold Mining Co. Ltd., into the electronic settlement environment. A further nine companies were moved to STRATE in Phase One. These are: Set Point Technology Holdings, Alex White Holdings, Synergy Holdings, Cycad Financial Holdings, Century Carbon Mining, Pasdec, Assore, Tile Africa Holdings and Intertrading.

- Phase Two of STRATE started in November 2000 with the introduction of the new settlement model. The balance of the counters will be introduced starting in March 2001.

- STRATE is an important development in our financial markets, introducing internationally benchmarked settlement standards, such as: **guaranteed contractual, T+5 rolling settlement** (Trade date +5 working days), **simultaneous and irrevocable delivery versus payment** and not least of all, **it eliminates the cost and risk of paper settlement.**

- A significant feature of STRATE is that the Issuer's shareholder becomes a CSDP client under STRATE. Mercantile, the four major banks, Societe Generale, Computershare and Citibank are the currently approved CSDPs. Mercantile and Computershare are also transfer secretaries.

How **STRATE** will affect shareholders

- During 2001, every JSE listed company will be converted to STRATE by undergoing a three week period of **'dematerialisation' meaning all paper certificates will be converted to electronic holdings.**

- The schedule indicating when dematerialisation begins for each company will be well publicised by STRATE.

- Shareholders are encouraged to submit their paper share certificates to either their selected CSDP or stockbroker on, or shortly after the indicated dematerialisation date. Three weeks after dematerialisation begins, trading of that company's shares for electronic settlement will commence.

- If you have not yet dematerialised your share certificates by the time trading for electronic settlement begins, your broker will refuse to accept your selling order as only electronic settlement will be possible.

- Your paper share certificate will still represent your title to that shareholding. To sell those shares, your broker or CSDP will need to convert your certificates into an electronic (dematerialised) form.

MERCANTILE SECURITIES BANKING

A division of Mercantile Bank Limited Reg. No. 1965/006706/06

SHAREHOLDER CUSTODY MANDATE

Surname or name of company (hereinafter referred to as "the Client"):

____

Mr/Dr/Prof/Mrs/Ms: ____________ First name(s) (in full, if applicable): ______________________________

Personal ID or company/cc registration number: ***(NB: Please attach copy of ID Document/Company Registration Certificate)***

____

No. of member(s) in co/cc: ____________________ Name of auditors: ____________________

Postal address (PO Box address preferable): Physical address:

____________________ ____________________

____________________ ____________________

____________________ Postal code: ________ ____________________ Area code: ________

Private Banking Details:

Bank: ____________________ Branch code: ______________ Current a/c no.: ______________

Type of account: ______________

Contact telephone number (Work): (____) __________ Contact telephone number (Home): (____) __________

Contact facsimile number during office hours and area code: (______) ______________________

Mobile phone number: __________________ E-Mail address: ______________________________

1. APPOINTMENT

1.1 **The Client appoints Mercantile Bank Limited (Registration number 1965/006706/06) ("Mercantile") to hold and administer securities in safe custody for the Client, subject to the provisions of this agreement.**

1.2 The type of securities which shall be accepted for safe custody by Mercantile pursuant to this agreement ("securities") shall be as determined by Mercantile from time to time. The type of securities that are accepted by Mercantile include securities which are listed on any South African exchange and which are transferable by registration ("Certificated Securities") and securities which are listed on the JSE Securities Exchange South Africa and which are transferable by book entry as contemplated in section 91A of the Companies Act, 1973 ("Uncertificated Securities").

1.3 The parties shall be bound by the provisions of the Custody and Administration of Securities Act, 1992 ("the Custody Act"), section 91A of the Companies Act, 1973 and all the applicable rules and directives of any central securities depository Certificated under such Act (a "CSD") and settlement system operated in conjunction with any CSD, including Share Transactions Totally Electronic Limited ("STRATE"). Such provisions of law and rules and directives are hereinafter referred to as the "Applicable Law". In the event of any conflict between the provisions of this agreement and any Applicable Law, the Applicable Law shall prevail.

2. SECURITIES ACCOUNTS

2.1 Mercantile will establish and maintain on its books one or more securities account(s) in the Client's name (the "Securities Accounts") to which shall be credited all securities received and held by Mercantile in safe custody for the account of the Client pursuant to this agreement ("Custody Securities"). The number and type of Securities Accounts shall be determined by Mercantile according to Mercantile's standard practice and procedures from time to time (the "Procedures").

2.2 Mercantile shall not make any entry in a Securities Account unless instructed to do so by or on behalf of the Client. Mercantile shall not be obliged to act upon any instruction unless the instruction conforms to the provisions of 9 below. Furthermore, Mercantile shall not be obliged to act upon any instruction relating to the transfer of Custody Securities comprising Uncertificated Securities, unless the instruction has been authenticated in terms of the rules of the STRATE, in which event the applicable entry into the Securities Account will be made within the time period specified in the Procedures.

2.3 All transactions in respect of any Securities Account, including, without limitation, any withdrawal, transfer, pledge or cession in security of securities shall be effected in accordance with the Applicable Law.

2.4 Mercantile shall not give effect to an instruction which would result in a debit balance in any Securities Account.

3. ACCEPTANCE OF SECURITIES

If Mercantile establishes that any securities remitted to Mercantile for safekeeping are not of good delivery, Mercantile shall not accept the securities into any Securities Account unless otherwise agreed between Mercantile and the Client. In the absence of any such agreement, Mercantile shall return such securities to the person that remitted them to Mercantile.

4. MANNER OF SAFEKEEPING

4.1 In the case of Custody Securities comprising Uncertificated Securities, the securities shall be held in the manner contemplated in section 91A of the Companies Act, 1973, the Custody Act and the applicable rules and directives of STRATE.

4.2 Custody Securities comprising Certificated Securities shall be held by Mercantile in the manner referred to in Annexure "A" hereto.

4.3 The Bank will take such steps to protect custody securities against mutilation, loss, theft or destruction as it takes to protect other securities held for its own account or the account of others.

5. SETTLEMENT ACCOUNT

5.1 Mercantile shall open and maintain one or more settlement account(s) in the Client's name (each a "Settlement Account") subject to Mercantile's general terms and conditions relating to current accounts.

5.2 Mercantile shall credit to a Settlement Account all income received by Mercantile in respect of the Custody Securities and other related matters, and Mercantile may debit the cash account with all amounts owing by the Client.

6. STATEMENTS, RECORDS AND INSPECTION

6.1 Mercantile shall, on a periodic basis, provide the Client with statements reflecting all entries onto the Securities Accounts and the Settlement Accounts during the relevant period.

6.2 Unless an objection is made in writing by the Client to any matter contained in any such statement within 60 days after the Client's audit, the statement shall (in the absence of fraud and/or manifest error) be treated as *prima facie* evidence of the matters contained therein, and the Client shall not thereafter be entitled to make any claim against Mercantile or to take any other action in respect thereof.

7. ADMINISTRATION OF SECURITIES

7.1 Mercantile shall, when instructed to do so in writing by the Client, attend to the surrender, conversion and redemption of Custody Securities and provide such other similar services incidental to the safekeeping of securities as may be required by the Client and agreed upon by Mercantile from time to time. If any Custody Securities comprising Certificated Securities are capable of being converted to Uncertificated Securities by the holder, the Client authorises Mercantile to do all such things as may be necessary to convert such Certificated Securities to Uncertificated Securities on behalf of the Client.

7.2 In respect of Custody Securities (other than Uncertificated Securities) which are held in the name of the Client, Mercantile shall have no obligation whatsoever to collect any amounts or to provide the Client with any information concerning corporate actions or to attend to the surrender, conversion or redemption of the securities other than as contemplated in terms of 7.1 above.

7.3 *In respect of any of the Custody Securities, neither Mercantile nor its nominees or agents shall vote upon or, execute any form of proxy* to vote thereon, or give any consent or take any action with respect thereto except upon the receipt of duly authorised instructions relating thereto.

8. CHARGES

The Client shall pay Mercantile any charges determined from time to time as reflected in Annexure "A". These changes are exclusive of VAT. Mercantile may increase the charges upon ninety days' written notice to the Client, whereupon the Client shall pay the increased charges.

9. INSTRUCTIONS

9.1 Mercantile shall not be required to act upon any instruction or notice by the Client unless the instruction is in accordance with the Procedures and it is received by Mercantile within a reasonable time before the instruction is to be carried out. All instructions shall be carried out subject to this agreement and the then prevailing market practice.

9.2 The Client accepts the risk of loss or damage arising directly or indirectly as a result of any failure in, misuse of, or any fraud or misrepresentation carried out through, any competent method of communication or system. Mercantile shall not be liable for any such *loss or damage; except to the extent that such loss or damage is due to fraud or gross negligence by Mercantile or its employees.*

9.3 Mercantile may record telephone conversations with the Client and its representatives and the Client agrees that such recordings and transcripts may be used as evidence by Mercantile in any dispute with the Client.

10. PROCEDURES

Notwithstanding 13 below, Mercantile may at any time amend and/or supplement its Procedures. Any amended or supplemental Procedures shall take effect when notified to the Client.

11. TERMINATION

11.1 This agreement may be terminated by not less than thirty days' prior written notice given by either party to the other.

11.2 Notwithstanding 11.1 above, should either party ("the defaulting party") commit any breach of its obligations in respect of this agreement and fail to remedy such breach within 7 (seven) days after having been called upon to do so by the other party ("the aggrieved party"), then the aggrieved party may terminate this agreement by written notice to the defaulting party. Mercantile may, in its discretion, refuse to carry out any instructions or other services under this agreement whilst the Client is in breach of this agreement.

11.3 Notwithstanding the other provisions of this agreement, Mercantile shall not be obliged to act upon Instructions or to deliver to the Client any Cash or Securities until all the amounts due and owing by the Client to Mercantile have been fully discharged.

12. NOTICES TO THE CLIENT

The Client chooses the physical address selected by it on the face hereof as its *(domicilium citandi et executandi)* for all purposes. Any notice by Mercantile to the Client shall, if sent by fax, be deemed to have been received by the Client on the day of transmission of the fax, and if sent by post, on the seventh day after posting. Notices given by Mercantile orally by telephone or electronically shall be deemed to have been received by the Client.

13. GENERAL

No addition to, variation or consensual cancellation of this agreement shall be of any force or effect unless in writing and signed by, or on behalf of all of the parties.

14. GOVERNING LAW

This agreement is subject to South African law.

Signed at ______________________________ on this __________ day of __________________ 20 ________

Signature: ______________________________

CLIENT

I have read and understood the contents of this Mandate and agree to be bound thereby.

Signed at ______________________________ on this __________ day of __________________ 20 ________

Signature: ______________________________

FOR AND ON BEHALF OF MERCANTILE BANK LIMITED

Mercantile Bank Limited
Mercantile CSD Participant
11 Diagonal Street
Johannesburg, 2001

PO Box 6392
Johannesburg, 2000
Tel: (011) 370-5797
Fax: (011) 370-5658/5491

Website: www.registrars.co.za

Annexure A to Private Shareholder Custody Mandate

A. Paper Custody Scale of Charges

1.	**Corporate actions** (Excluding payment of dividends)	R 25.00	Per holding, per action
2.	**Settlement**	R 55.00	Per settlement
3.	**Queries:** Queries less than one year Queries older than one year	 R 0.00 R 55.00	 Per query Per query
4.	**Re-Registration**	R 7.50	Per certificate
5.	**Communication**	R 0.00	

B. CSDP Scale of Charges

STRATE Settlement			
1.	**On exchange settlement**	R 60.00	Per leg of trade
2.	**Off exchange settlement**	R 75.00	Per leg of trade
3.	**Dematerialisation**	R 0.00	No cost to shareholder
4.	**Rematerialisation**	R 225.00	Per order
5.	**Transaction Fee**	R 2.25	Per transfer

The CSDP settlement charge is an all inclusive settlement charge. This includes STRATE settlement charges, CSDP settlement charges, all messaging costs but exclusive of VAT.

I/We ______________________________ authorise Mercantile Bank to debit my account, as specified in the Private Shareholder Custody Mandate, monthly with the total amount payable in respect of costs/fees incurred by Mercantile Bank Limited for services offered in accordance with the Private Shareholder Custody Mandate of which this annexure forms a part.

Furthermore, I understand and accept the following conditions of this authorisation:

1. Mercantile Bank Limited may cancel the debit order should my bank disallow a debit against my account because of insufficient funds or for any other reason.
2. The charge, if any, levied by my bank for debit order transactions will be for my account.
3. Should my payment be "referred to drawer", an appropriate administration fee will be levied.
4. I warrant that I have the power and authority and am legally competent to sign this mandate and that I have received sufficient information regarding the costs and fees which Mercantile Bank Limited will be entitled to debit my account with.

Signed: ______________________________ Date: ____________________

The above costs are subject to a negotiable minimum charge and a review within six months from the date of printing.

Print Date 10/7/2001

INCE 256375

MERCANTILE SECURITIES BANKING

A division of Mercantile Bank Limited Reg. No. 1965/006706/06

Private Shareholder Marketing Questions

This questionnaire is not mandatory, however, in order to offer an efficient service and to be able to offer value added benefits, we request that this form be completed.

Name: ______________________________ Tel No.: ____________________

No.	Question	Comment			
1.	Preferred Broker?				
2.	Do you have shares in more than one company? If so, how many?	Yes	Number	No	
3.	Do you trade your shares on a regular basis?	Yes		No	
4.	How often do you trade your shares?				
5.	What is your preferred investment vehicle?	Shares	Unit Trusts	Money Market	Bond Market
6.	How often would you like to be updated on the value of your share portfolio?	Daily	Weekly	Monthly	Quarterly
7.	What is your preferred method of updates?	E-mail	SMS	Internet	
8.	Would you require on-line access to your scrip account and settlement account?	Telephone		Internet	
9.	Would you prefer to receive annual reports and other documentation electronically?	Yes		No	

Should there by any additional value added service that would be required, we would appreciate your comments/suggestions.

Comments

SUB NIGEL GOLD MINING COMPANY LIMITED

REG. NO. 84/06179/06

302 Satbel Centre, 2 De Smidt Streets, Green Point, 8001, Cape Town, RSA
Tel: (27)(21) 419-9548 • Fax: (27) (21) 418-4798 • E-Mail:capetr@iafrica.com

FEB 12 2002

Dear Investor

As you may already know, **STRATE** (**S**hare **TRA**nsactions **T**otally **E**lectronic) is an electronic share settlement and custody system which has been designed to achieve the *contractual, rolling and irrevocable settlement* of share transactions through electronic means.

The move to the STRATE system will involve many changes from the current paper-based settlement system where the transfer of ownership is effected by means of submitting share certificates to the relevant transfer secretary. One of the first responsibilities for the investor in the STRATE environment will be the submission of share certificates to a Central Securities Depository Participant (CSDP) or JSE member for 'dematerialisation'. Dematerialisation refers to the conversion of a share certificate into an electronic record.

SUB NIGEL GOLD MINING COMPANY LTD has been selected by STRATE to commence dematerialisation on **3 December 2001** in terms of the JSE Securities Exchange SA's revised listing requirements. Our move to STRATE is obligatory and it will ensure we participate in a sophisticated settlement process that is on a par with international best practice. Notice of a special general meeting of the company required to approve any necessary amendments to the articles of association of the company consequent upon the move to the STRATE system will be forwarded to shareholders as soon as possible.

Once we are on the STRATE system, there is a legal requirement for our shareholders to dematerialize their shares prior to selling them in order to be able to settle the transaction in the new, electronic environment. Paper share certificates will not lose their value once we have moved to the STRATE system; they are simply no longer acceptable for settlement purposes. So, while we would encourage you to dematerialize your shares in the interests of efficiency and security, you are within your rights to retain these shares in certificated form until such time as you wish to sell them.

Subsequent rematerialisation of shares is also possible. However, as the rematerialisation process reintroduces risk into the market and requires additional administration, a handling fee will be levied for this service.

The dematerialisation period applicable to **SUB NIGEL GOLD MINING COMPANY LTD** commences on **3 December 2001** with trading for electronic settlement on **27 December 2001,** for settlement on **7 January 2002.** As of **3 December 2001,** no paper scrip will be accepted for settlement, so we urge shareholders wishing to dematerialize their shares to set the process in motion as soon as possible.

The contact details of STRATE are given below should you require additional information.

02 FEB 25 AM 8:49

Yours faithfully,

Dion G Williams
Sub Nigel Gold Mining Company Ltd
Chief Executive Officer

STRATE
Info line: 0800 04727
E-Mail: Liaisondesk@STRATE.co.za
URL: www.STRATE.co.za

Mercantile Registrars
Tel: (011) 370-5000 Johannesburg
(021) 405-2610/57 Cape Town
Web: www.registrars.co.za
Call Centre: 086 111 99 11

MERCANTILE SECURITIES BANKING

A division of Mercantile Bank Limited Reg. No. 1965/006706/06

Name of Shares	Certificate Number	Number of Shares

MERCANTILE SECURITIES BANKING

A division of Mercantile Bank Limited Reg. No. 1965/006706/06

Name of Shares	Certificate Number	Number of Shares

Costs

Costs of settlement under STRATE are attached with the enclosed Mandate.

How do I appoint Mercantile as my CSDP?

Complete the attached Mandate and deliver or send via registered mail together with certificates to:

Mercantile Scrip-Counter, 3rd Floor, 11 Diagonal Street, Johannesburg, 2001
P O Box 62088
Marshalltown
2107
or hand in at you nearest Bank Branch
(see back page).

Kindly list all share certificates on the form supplied.

Should you require assistance, the following contact numbers can be utilised:

Support Line

Call Centre Telephone Number: 086 111 9911

Fax Number: (011) 370-5651

e-mail Address: csdp@mercantile.co.za

Credit interest rates on CSDP settlement accounts are available on request.

website: www.registrars.co.za

- If you are a controlled client (in a broker nominee), check with your existing broker or portfolio manager that the mandate you have signed with them covers electronic custody. You need do nothing else.

- If you do not wish to be a controlled client, select and appoint a CSDP but ask to be registered as an 'own name' shareholder and not in a nominee. Mercantile will register you as an 'own name' shareholder.

- Check with your CSDP or broker which shares are already in STRATE and submit those certificates to them for dematerialisation. You can also arrange with them to take your full portfolio (i.e. shares not yet in STRATE as well) and they will then do the dematerialisation as and when required by STRATE.

- You will receive a receipt from your CSDP as proof of your share surrender. It will take ± ten days for your share certificate(s) to be dematerialised. During this time, the certificate is sent to a Transfer Secretary who verifies its validity. **The sale of those shares is not possible during this time!**

- From then on, you will receive biannual statements from your CSDP. These statements represent a record of share ownership.

Why appoint **Mercantile** as your **CSDP?**

- Mercantile will keep your holdings registered in your name, which has the following benefits:
  - You will continue to enjoy the current relationship you have with the Issuer (listed company).
  - You will continue to receive all corporate actions (dividends, etc.) and communications (annual reports, notices) directly from the company.
  - You will not be charged for new charges under STRATE, such as the biannual Share Statements.
  - As is currently the case, the costs of the above will be borne by the Issuer and not yourself.

- With your authority, the Mercantile CSDP allows stockbrokers to access your account and reserve shares or cash to execute a trade on your behalf which has the following benefits:
  - The stockbroker is not exposed to any trading risk as the cash or shares are reserved before the trade is executed.
  - The current relationship you have with your stockbroker is unaffected by the introduction of STRATE.

Features of the **Mercantile CSDP**

- **The JSE Securities Exchange SA has appointed Mercantile as its CSDP.**
- Mercantile is a **CSDP and a Transfer Secretary** and provides transfer secretarial services to over 75% of JSE quoted companies.
- Mercantile Group includes the Mercantile Bank electronic banking infrastructure with its unique internet product called 'BANK@bility' from which one can access your share settlement account.
- **Mercantile is one of only seven South African clearing banks that provide their own cheque accounts.**
- Mercantile systems have been designed for an unlimited **"register within register"** capacity which facilitates 'own name' registration.
- **Mercantile is independent** and does not operate an 'in-house' stockbroker or asset manager.

- As shareholders, you will need to appoint a stockbroker or CSDP (Central Securities Depository Participant) to hold the electronic shareholding balances and settle or receive money or shares on your behalf when you trade (much like a bank account).

- In order to qualify as a CSDP, Mercantile had to fulfil the stringent entry criteria set out by STRATE and the Financial Services Board. A CSDP must be a Bank with a South African Multiple Option System (SAMOS) account in the National Payment System (NPS). Alternatively, the CSDP must be sponsored by such a Bank.

What shareholders need to do under **STRATE**

- If you are a broker 'controlled' client or you have a managed portfolio with an asset manager, i.e. they hold your shares and cash and make investment decisions on your behalf, you need do nothing. Your shares are probably registered in their nominee name and the conversion to STRATE will be part of the service provided.

- If your shares are currently registered in your own name, there is no obligation or necessity to change this status under STRATE.

- You are entitled, in terms of the Company's Act, to register as an 'own name' shareholder with your CSDP, thus retaining all your existing shareholder rights, not the least of which is that you cannot be charged for statements or corporate actions. The Mercantile CSDP offers 'own name' registration.

- You will need to appoint a CSDP to dematerialise and hold your shares as electronic holdings and instruct this CSDP to settle on your behalf as and when you trade. The CSDP will issue a Share Statement reflecting the portfolio of shares it holds on your behalf.

- Your CSDP must ensure that Corporate Actions are communicated to you and any entitlements are reflected in your share or cash account.

- Having selected a CSDP, you will be able to trade normally through your chosen broker, but will need to tell them the name of your CSDP and provide your account number at the CSDP, which the broker will enter into the system.

- The CSDP will charge you for settlement and these fees will vary from CSDP to CSDP. Please note that these costs are currently part of brokerage but this cost will now shift from the broker to the CSDP.

- Remember, all of the above only applies to those companies that have been transferred into the STRATE system and the timing of each transfer will be published by STRATE.

- You can appoint a CSDP to hold your entire portfolio before STRATE is fully implemented, i.e. both the electronic and paper shareholdings. There will be a charge for the paper custody, which will vary from CSDP to CSDP. The CSDP will then dematerialise the shares on your behalf as and when required by STRATE.

Step-by-step **Guide** to dematerialisation

The dates of dematerialisation of JSE listed companies will be publicised through various channels. From the investor's perspective, several steps need to be taken to ensure a smooth transition to the STRATE system:

Mercantile Bank Branch Contact Details:

Branch	Physical Address	Telephone No.	Facsimile No.
Mercantile Bank Boksburg	Shop 1, Park Place East Building, Cnr Northrand & Wick Roads, Bardene, Boksburg, 1459	(011) 918 5276	(011) 918 4158/9
Mercantile Bank Cape Town	2 Southern Life Building, Thibault Square, St George's Mall, Cape Town, 8001 PO Box 51, Cape Town 8000	(021) 419 9402	(021) 419 5929
Mercantile Bank Durban	Shop 6, 123 Cowey Road, Cowey Park, Morningside, Durban, 4001 PO Box 4651, Durban 4000	(031) 207 4255	(031) 207 4354
Mercantile Bank Horizon	153 Ontdekkers Road, Block E, Horizon, 1730	(011) 763-6000	(011) 763 8742
Mercantile Bank Pretoria	Pro-Equity Building, Cnr Gordon & Pretorius Street, Hatfield, 0083	(012) 342 1151 (012) 342 1159	(012) 342 1191/2
Mercantile Bank Rosettenville	180 Albert Street, Centro Continental, Rosettenville, 2197	(011) 435 0640/3	(011) 435 3446
Mercantile Bank Sandton	Mercantile House, Ground Floor, 142 West Street, Sandown, 2196	(011) 302 0763	(011) 884 2485/1821
Mercantile Bank Troyeville	77 Bezhuidenhout Street, Troyeville, Johannesburg, 2094	(011) 624 1450	(011) 614 9611